Exhibit 99.13(c5)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Investor Relations

1-800-522-5465

Investor.Relations@abrdn.com

THE INDIA FUND, INC. ANNOUNCES
PAYMENT OF SPECIAL CASH ELECTION DISTRIBUTION

(Philadelphia, January 31, 2022) - The India Fund, Inc. (NYSE: IFN) (the “Fund”), a closed-end equity fund, announced today that it paid on January 31, 2022, a distribution of $0.80 per share to shareholders of record at the close of business on December 20, 2021.

As previously announced, the distribution was payable in shares of the Fund’s common stock. However, stockholders had the option to request that their distributions be paid in cash in lieu of shares of the Fund’s common stock. For purposes of computing the stock portion of the dividend, the common stock distributed was valued at $21.77 per share, which equaled the average closing price of the Fund’s common shares on the NYSE on January 20, 2022, and the two preceding trading days.

Under applicable U.S. tax rules, the amount and character of distributable income for each Fund’s fiscal year can be finally determined only as of the end of the Fund’s fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related rules, the Fund may be required to disclose to shareholders the estimated source of certain distributions to shareholders.

The following tables set forth the estimated amounts of the sources of the distributions for purposes of Section 19 of the 1940 Act and the rules adopted thereunder. The tables have been computed based on generally accepted accounting principles. The tables include estimated amounts and percentages for the current distributions paid this month as well as for the cumulative distributions paid relating to fiscal year to date, from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital. The estimated compositions of the distributions may vary because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

The Fund’s estimated sources of the current distribution paid this month and for its current fiscal year to date are as follows:

Estimated Amounts of Current Distribution per Share
Fund	Distribution Amount	Net Investment Income		Net Realized Short-Term Gains **		Net Realized Long-Term Gains		Return of Capital
IFN	$0.8000	-	-	$0.0400	5%	$0.7600	95%	-	-

Estimated Amounts of Fiscal Year* to Date Cumulative Distributions per Share
Fund	Distribution Amount	Net Investment Income		Net Realized Short-Term Gains **		Net Realized Long- Term Gains		Return of Capital
IFN***	$3.2100	-	-	$0.1605	5%	$3.0495	95%	-	-

* The fiscal year end is 12/31.

** Includes currency gains.

*** The amount reflected is inclusive of the Fund’s four quarterly distributions for 2021 and the special cash election distribution.

The amounts and sources of distributions reported in this notice are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions for the current year will only be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. After the end of each calendar year, a Form 1099-DIV will be sent to shareholders for the prior calendar year that will tell you how to report these distributions for federal income tax purposes.

The following table provides the Fund’s total return performance based on net asset value (NAV) over various time periods compared to the Fund’s annualized and cumulative distribution rates.

Fund Performance and Distribution Rate Information
Fund	Average Annual Total Return on NAV for the 5 Year Period Ending 11/30/2021 [1]	Current Fiscal Period’s Annualized Distribution Rate on NAV	Cumulative Total Return on NAV [1]	Cumulative Distribution Rate on NAV [2]
IFN [2]	13.05%	9.75%	14.78%	7.25%

1 Return data is net of all Fund expenses and fees and assumes the reinvestment of all distributions reinvested at prices obtained under the Fund’s dividend reinvestment plan.

2 Based on the Fund’s NAV as of November 30, 2021.

Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s current distributions or from the terms of the distribution policy (the “Distribution Policy”).

While NAV performance may be indicative of the Fund’s investment performance, it does not measure the value of a shareholder’s investment in the Fund. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

Pursuant to an exemptive order granted by the Securities and Exchange Commission, the Fund may distribute any long-term capital gains more frequently than the limits provided in Section 19(b) under the 1940 Act and Rule 19b-1 thereunder. Therefore, distributions paid by the Fund during the year may include net income, short-term capital gains, long-term capital gains and/or a return of capital. Net income dividends and short-term capital gain dividends, while generally taxable at ordinary income rates, may be eligible, to the extent of qualified dividend income earned by the Fund, to be taxed at a lower rate not to exceed the maximum rate applicable to your long-term capital gains. Distributions made in any calendar year in excess of investment company taxable income and net capital gain are treated as taxable ordinary dividends to the extent of undistributed earnings and profits, and then as a return of capital that reduces the adjusted basis in the shares held. To the extent return of capital distributions exceed the adjusted basis in the shares held, capital gain is recognized with a holding period based on the period the shares have been held at the date such amount is received.

The payment of distributions in accordance with the Distribution Policy may result in a decrease in the Fund’s net assets. A decrease in the Fund’s net assets may cause an increase in the Fund’s annual operating expense ratio and a decrease in the Fund’s market price per share to the extent the market price correlates closely to the Fund’s net asset value per share. The Distribution Policy may also negatively affect the Fund’s investment activities to the extent that the Fund is required to hold larger cash positions than it typically would hold or to the extent that the Fund must liquidate securities that it would not have sold, for the purpose of paying the distribution. The Fund’s Board of Directors has the right to amend, suspend or terminate the Distribution Policy at any time. The amendment, suspension or termination of the Distribution Policy may affect the Fund’s market price per share. Investors should consult their tax advisor regarding federal, state and local tax considerations that may be applicable in their particular circumstances.

In the United States, abrdn is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., Aberdeen Asset Managers Ltd., abrdn Australia Limited, abrdn Asia Limited, Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Aberdeen Standard Alternative Funds Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount)

the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.

If you wish to receive this information electronically, please contact Investor.Relations@abrdn.com

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